Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

ICR

CEO John Carrington on STEM SPAC merger

Friday, December 4, 2020, 2:30 PM Eastern

CORPORATE PARTICIPANTS Nicole Petallides – Host of The Watch List John Carrington – CEO of Stem, Inc.

PRESENTATION

Nicole Petallides

On the news of this SPAC merger, sir, and tell us more about it. They're talking about the fact that you're combining with Star Peak. Their ticker is STPK. Yours is STEM when you go public, right? Tell me more about this.

John Carrington

Yeah. Thank you, Nicole, and good to see you again. When we last spoke in May, and certainly a lot more to talk about today. Yeah, so, the transaction will provide a little over $600 million in proceeds, and it will be comprised of Star Peak's 383 million that they have cash held in trust, and assuming no redemptions, we have a $225 million pipe as well. So, you know, a little over 600--or a little over $8001 million, and we're really excited about the partnership. And the investors that we have as part of this are remarkable, Blackrock, Vanec, Adage Capital Management, Electron Capital Partners, and similar investment groups. So, we couldn't be happier, and the Star Peak team's a terrific partner for us to grow and go forward.

Nicole Petallides

So, those are the logistics of how this is going to take place, right? It goes into the first quarter of 2021. So, you are creating what would be the first public pure play smart energy storage company. What does that mean?

John Carrington
Yeah. So, we provide clean energy battery solutions that allow our customers to reduce energy costs, reduce carbon emissions, and provide greater reliability for the grid. All of that is operated by our proprietary AI-driven software platform we call Athena. So, it's really about the software, and we like to think of it as, the Athena software creates the super intelligence that drives these large lithium-ion batteries.

Nicole Petallides

So, when you talk about what's going on here, this is a cleaner environment, you're telling me about solar. This is to close in the first quarter of next year, Athena seems to be main, you know, project here. This goes forward, how do you expand? What are some of the projects on the horizon and goals going forward?

John Carrington

Sure. You know, I mean, again, we'll have over $600 million in gross proceeds. And there's really a few pillars that we look to that are very compelling about this market. So, number one, it's a huge addressable market. We see this growing at over 25x by 2030, and that will represent a $1.2 trillion market. So, the marketspace, the TAM is massive. We believe that we are a market leader with best-in-class technology, so we'll invest in the technology with additional data scientists and more software developers, and we'll look at tuck-in acquisitions around the technology side specifically. If they can help us build out the roadmap, or--you know, our software roadmap, or open new markets.

And then finally, the balance sheet just really positions us for more growth. All of our existing investors, and these are, you know, well known Fortune 500 companies globally, are rolling their equity positions. So, we will work with them to grow into these new markets where they have, you know, a significant representation. And we're very excited about that part of it as well. And then finally, we really have very high visible growth. And you know, what's exciting as we look to 2021, our bookings performance in 2020 and through the third quarter, Nicole, actually provides us with 90% of our committed revenue for 2021. So that doesn't include the fourth quarter or first quarter 2021 performance. So, very well positioned with this balance sheet, and very well positioned as a company to go into 2021 and beyond.

1 This statement was inadvertent. The transaction will result in a little over $600 million in proceeds.

ICR Friday, December 4 2020, 2:30 PM Eastern

Nicole Petallides

That's like basically saying, look, we're not even done with the year but we have most of what we need already. Is that what you're saying?

John Carrington

We'd like to think so. I mean, you know, we feel great about the trajectory, the growth has been exceptional. And, you know, that number will represent a 4.5-times year-over-year revenue in 2021.

Nicole Petallides

Yeah. And I see you have a lot of very popular famous names here that you're working very closely with: Adobe, Whole Foods, Amazon, just to name a few, Raytheon, Home Depot, Walmart, UPS. How important are these partnerships that you have, and how will you continue to grab in some of these big S&P 500 companies to keep in your umbrella in this whole new world of ESG?

John Carrington

Yeah. So, the corporates are a big part of our strategy, certainly. And their initiatives are to meet and exceed ESG goals. So this STEM package really fits beautifully into that initiative. So, we helped provide them energy cost savings. We then can have them participate in markets; we call that marketing participation. And they're all asking how can they become a better grid citizen? It's the Chief Sustainability Officers, the VP of Energy, and we provide them that solution, Nicole, without any change to their operations. Then on the solar developer side, we help them with their large solar renewable plants to actually lever more returns vis-a-vis Athena by participating in additional market opportunities at the solar plant level and the wind level, for that matter.

ICR Friday, December 4 2020, 2:30 PM Eastern

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary and a definitive proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read, when available, the preliminary proxy statement / prospectus / written consent solicitation, and any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus / written consent solicitation, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination will be set forth in STPK’s registration statement / proxy statement when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information will also be in the Registration Statement to be filed with the SEC by STPK, which will include the proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction.

ICR Friday, December 4 2020, 2:30 PM Eastern

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.

ICR Friday, December 4 2020, 2:30 PM Eastern